# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRINITY BIOTECH PLC, CIK 0000888721
CUSIP: 896438306
Title of class of securities: @Class 'A' Ordinary Shares represented by American Depositary Shares
Address of issuer's principal executive offices: IDA Business Park, Bray, Co., Wicklow, Ireland (L2), D09NR58
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002114878

## Reporting persons
- Novus Diagnostics Ltd.: type of reporting person: other (OO); citizenship or place of organization: Ireland (L2); sole voting power 1,119,988; shared voting power 0; sole dispositive power 1,119,988; shared dispositive power 0; aggregate amount beneficially owned 1,119,988 (5.99% of the class)
  Comment: (1) Based on 18,710,000 American Depository Shares outstanding as reported by the Issuer. Each American Depositary Share reported on this Schedule 13G represents four Class 'A' Ordinary Shares.

## Item 1. Issuer
Name of issuer: TRINITY BIOTECH PLC
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland

## Item 2. Person Filing
Name of person filing: Novus Diagnostics Ltd.
Address of principal business office or, if none, residence: c/o NICB, DCU, Glasnevin, Dublin, D09NR58, Ireland.
Citizenship: Entity: Delaware limited liability company, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of American Depositary Shares that may be deemed to be beneficially owned by the Reporting Persons. Each American Depositary Share represents four of the Issuer's Class 'A' Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Novus Diagnostics Ltd.: /s/ Keith O'Neill, Keith O'Neill/Chief Executive Officer (03/06/2026)
Comment: The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Exchange Act.